Exhibit 4.2

Xjet Ltd.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

December 1, 2020

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (the “Agreement”) made as of the 1 day of December, 2020, by and among Xjet Ltd., an Israeli company (the “Company”), and the entities and individuals identified in Schedule 1 attached hereto as may be amended from time to time (collectively, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, the Shareholders are holders of Series A Preferred Shares and Series A-1 Preferred Shares of the Company, and Ordinary Shares of the Company nominal value NIS 0.01 each (collectively, the “Shares”), of whom holders of at least a majority of the Shares are signatories to this Agreement; and

WHEREAS, the Shareholders and the Company desire to set forth certain matters regarding the ownership of the shares of the Company;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1	Affirmative Covenants.

1.1	Delivery of Financial Statements. The Company shall deliver to: (i) each Shareholder holding more, and for as long as it hold more than 3% of the issued and outstanding share capital of the Company the information pursuant to Sections 1.1.1 through 1.1.4 (inclusive) (each, a “Qualified Holder”):

1.1.1	As soon as practicable, but in any event within forty five (45) days after the end of each fiscal year, a report in a form agreed from time to time by the Company’s Board of Directors (the “Board”) (including, opening cash, income, expenses and closing cash) as at the end of such fiscal year;

1.1.2	As soon as practicable, but in any event within one hundred and eighty (180) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company as of the end of such year, and statements of income, statement of shareholder’s equity and statements of cash flow of the Company for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, United States dollar-denominated, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), audited by a “Big 4” firm of Independent Certified Public Accountants, and accompanied by an opinion of such firm which opinion shall state that such balance sheet and statements of income and cash flow have been prepared in accordance with GAAP applied on a basis consistent with that of the preceding fiscal year, and present fairly and accurately the financial position of the Company as of their date, and that the audit by such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards;

1.1.3	As soon as practicable and while making best efforts to deliver within thirty (30) days, but in any event within forty five(45) days after the end of each quarter of each fiscal year of the Company, a report in a form agreed from time to time by the Company’s Board (including, opening cash, income, expenses and closing cash) as at the end of such quarter, an unaudited consolidated balance sheet of the Company as at the end of each quarter and unaudited consolidated statements of (i) income and (ii) cash flow of the Company for such quarter and, in the case of the first, second and third quarterly periods, for the period from the beginning of the current fiscal year to the end of such quarterly period, setting forth in each case in comparative form the figures for the corresponding period of the previous fiscal year, all in reasonable detail, United States dollar-denominated and certified, by the chief financial officer (or if none, by the chief executive officer) of the Company, that such financial statements were prepared in accordance with GAAP applied on a basis consistent with that of preceding periods and, except as otherwise stated therein, fairly present the financial position of the Company as of their date subject to changes resulting from year-end audit adjustments; As soon as practicable, but in any event within one hundred and twenty (120) days after the end of each quarter of each fiscal year of the Company, an reviewed consolidated balance sheet of the Company as at the end of each such period and reviewed consolidated statements of (i) income and (ii) cash flow of the Company for such period and, in the case of the first, second and third quarterly periods, for the period from the beginning of the current fiscal year to the end of such quarterly period, setting forth in each case in comparative form the figures for the corresponding period of the previous fiscal year, all in reasonable detail, United States dollar-denominated and certified, by the chief financial officer (or if none, by the chief executive officer) of the Company, that such financial statements were prepared in accordance with GAAP applied on a basis consistent with that of preceding periods and, except as otherwise stated therein, fairly present the financial position of the Company as of their date subject to changes resulting from year-end audit adjustments, and all reviewed by a “Big 4” firm of Independent Certified Public Accountants;

1.1.4	As soon as practicable, but in any event within fourteen (14) days after the end of each month, a report in a form agreed from time to time by the Board (including, opening cash, income, expenses and closing cash) as at the end of such month; and

1.1.5	As soon as practicable following the occurrence of such events, but not later than 7 days thereafter, the Company shall provide to each Qualified Holder a written notice of any litigation, threatened litigation, penalties, or request of indemnification received by the Company for an amount higher than US$ 100,000.

1.2	Additional Information. The Company will permit the authorized representatives of each Qualified Holder full and free access, at all reasonable times, and upon reasonable written prior notice, to any of the properties of the Company, including its books and records, and to discuss its affairs, finances and accounts with the Company’s officers and auditor, for any purpose whatsoever, provided, however, that the Company shall not be obligated pursuant to this Section 1.2 to provide access to any information which it reasonably considers to be a trade secret. A Group (as defined below) whose holdings are aggregated pursuant to Section 4.9 shall be entitled to appoint one representative for the purpose of this Section, for all Holders in such Group. In addition, the Company will inform each Qualified Holder: (a) immediately upon the happening of any event likely to have a significant impact upon the Company or its business, of such event and its implications other than an event which effects the public at large or the field in which the Company operates; and (b) with reasonable promptness, such other information and data with respect to the Company, as the Qualified Holder may from time to time reasonably request. This Section shall not be in limitation of any rights which the Qualified Holders or the directors appointed by the Qualified Holders may have under applicable law.

1.3	Annual Plan. The management of the Company shall establish annually an operating plan and budget for the Company (the “Annual Plan”), in consultation with the Board. The Annual Plan for the following year shall be submitted to the Board for its approval and shall be delivered to each Qualified Holder at least thirty (30) days prior to the first day of the year covered by such Annual Plan.

1.4	Accounting. The Company will maintain and cause each of its Subsidiaries (as defined below), if any, to maintain a system of accounting established and administered in accordance with GAAP consistently applied, and will set aside on its books and cause each of its operating Subsidiaries to set aside on its books all such proper reserves as shall be required by GAAP. For purposes of this Section 1.4, “Subsidiary” means any corporation or entity at least a majority of whose voting securities are at the time owned by the Company, or by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

1.5	Proprietary Information and Non-Competition Agreements. The Company will not employ or engage, or continue to employ or engage, any person who will have access to confidential information with respect to the Company and its operations unless such person has executed and delivered a Proprietary Information and Non-Competition Agreement in accordance with the policy adopted by the Board.

1.6	Confidentiality. The Qualified Holders agree that any information obtained pursuant to Sections 1.1, 1.2 and 1.3 will not be disclosed without the prior written consent of the Company (except for disclosure to a Permitted Transferee (as such term is defined in the Company’s Amended and Restated Articles of Association, as amended from time to time (the “Articles”)) in connection with transfer of shares); provided that, in connection with periodic reports to their shareholders or partners, the Qualified Holders may, without first obtaining such written consent, make general statements, not containing technical or other confidential information, regarding the nature and progress of the Company’s business; and provided further, that the Qualified Holders may provide summary information regarding the Company’s financial information in their reports to their respective shareholders or partners, but may not annex to such reports the full financial information to be provided hereunder by the Company; and provided further, however, that in the event that a Qualified Holder is required to annex financial information obtained pursuant to Sections 1.1, 1.2 or 1.3 to such reports, such Qualified Holder shall exert its reasonable efforts to avoid annexing such financial information, in a manner consistent with applicable law and practice, but to the extent that its efforts are unsuccessful, such Qualified Holder shall be entitled to annex such financial information to such reports.

In addition, notwithstanding anything to the contrary in Sections 1.1.1, 1.1.2 and 1.1.3 above, the Company shall be entitled to withhold from a strategic investor (as such term shall be defined by the Board) any information which the Company reasonably considers to be a trade secret of the Company or similar confidential information, or any other information which disclosure to such strategic investor might, at the sole discretion of the Company, have a material adverse effect on the Company’s business, interests or assets. Without limiting the foregoing, a Qualified Holder may disclose such confidential or proprietary information to any bona fide purchaser or prospective purchaser of Company securities from such Qualified Holder, provided that such potential transferee signs and delivers to the Company, prior to such disclosure, a non-disclosure and confidentiality agreement with terms not less favorable to and reasonably acceptable to the Company than those contained in this Section and provided further that such potential purchaser is not a competitor of the Company nor is it engaged, in whole or in part, in the same area of business as the Company and in any event the Qualified Holder that disclosed Company information pursuant with the foregoing shall be responsible for any breach of the Company’s confidential information by such third parties.

1.7	Termination of Financial Information Rights. The Company’s obligation to deliver the financial statements and other information under Sections 1.1.1, 1.1.2 and 1.1.3 shall terminate and shall be of no further force or effect upon the earlier of the closing of an “IPO” (as such term is defined below)or a Deemed Liquidation Event (as defined in the Articles).

1.8	Notwithstanding the aforementioned, the Company shall deliver Catalyst CEL Fund L.P. or to its affiliated entity (“CCF”), the financial statements set forth in Section 1.1.1 above, as long as CCF holds any shares of the Company.

1.9	Notwithstanding the aforementioned, the Company shall deliver Lucion VC 1 Limited or to its affiliated entity (“Lucion”), the financial statements set forth in Section 1.1.1 above, as long as Lucion holds any shares of the Company.

2	Registration. The following provisions govern the registration of the Company’s securities:

2.1	Definitions. As used herein, the following terms have the following meanings:

2.1.1	“Form F-3” means Form F-3 under the United States Securities Act of 1933, as amended (the “Securities Act”), as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Securities and Exchange Commission (“SEC”) which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

2.1.2	“Holder” means any holder of outstanding Registrable Securities (as defined below) who is a party to this Agreement or shares convertible into Registrable Securities, who acquired such Registrable Securities or shares convertible into Registrable Securities in a transaction or series or transactions not involving any registered public offering.

2.1.3	“Initiating Holders” means Holders holding more than fifty percent (50%) of the Registrable Securities, assuming for purposes of such determination the conversion of all shares convertible into Registrable Securities.

2.1.4	“Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the SEC of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

2.1.5	“Registrable Securities” means (i) all Ordinary Shares issuable upon conversion of Preferred Shares (as defined in the Articles), (ii) all Ordinary Shares issued by the Company in respect of such shares, (iii) all Ordinary Shares and/or Ordinary Shares issuable upon conversion of shares that the Shareholders may hereafter purchase pursuant to their preemptive rights, rights of first refusal or otherwise, (iv) all Ordinary Shares issued upon conversion of Preferred Shares in accordance with the Series A Share Purchase Agreement dated July [--], 2020, and (v) all Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a share dividend, share split or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares referenced above or exchanged into in connection with any merger, consolidation, reclassification, recapitalization or similar event; provided, however, that any Ordinary Shares which could be distributed by the holder thereof (in accordance with applicable law) within three (3) months pursuant to Rule 144 promulgated under the Securities Act without the registration of such Ordinary Shares shall not be deemed to be Registrable Securities. Notwithstanding the foregoing, Registrable Securities shall not include otherwise Registrable Securities (i) sold by a person in a transaction in which his rights under this Agreement are not properly assigned; or (ii) (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) the registration rights of which have been terminated pursuant to this Agreement.

2.1.6	“IPO” means the closing of the Company’s initial firmly underwritten public offering of its Ordinary Shares pursuant to an effective registration statement under the Securities Act, or equivalent law of another jurisdiction.

2.1.7	“Rule 144” means Rule 144 promulgated under the Securities Act.

2.2	Incidental Registration.

2.2.1	Notice of Registration. If the Company at any time, beginning immediately following an IPO (provided that any registration following IPO shall be subject to the underwriter written consent, in its sole discretion) and until the seventh anniversary thereof, proposes to register any of its securities for its own account, other than (a) in a demand registration under Section 2.3 or Section 2.4 of this Agreement or (b) other than a registration relating to employee benefit plans or (c) registration relating to corporate reorganization, or (d) other transactions on Forms F-4 or any successor form, or (e) a registration on any registration form that does not permit secondary sales or does not include substantially the same information statement covering the sale of the Registrable Securities, it shall give notice to the Holders of such intention. Upon the written request of any Holder given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Securities indicated in such request, so as to permit the disposition of the shares so registered.

2.2.2	Underwriting. Notwithstanding any other provision of Section 2.2.1, if the managing underwriter advises the Company in writing, in its sole discretion, that marketing factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first shares held by shareholders other than the Holders, then and only to the extent necessary, shares held by the Holders on a pro-rated basis, provided, however, that following the IPO, the aggregate amount of Registrable Securities which shall have the right to participate in any proposed registration following the IPO shall not be reduced below twenty- five percent (25%) of the aggregate amount of securities proposed to be so registered (divided among the Holders participating in the registration pro rata to the respective number of Registrable Securities held by each of such Holders) and provided further that the Holders holding at least fifty percent (50%) of the Registrable Securities may waive such minimum inclusion requirement. Notwithstanding anything herein to the contrary, the Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2, at any time prior to the effectiveness of such registration, regardless of whether any Holder has requested to include its Registrable Securities in such registration under this Section 2.2.

2.3	Demand Registration. At any time beginning six (6) months following the closing of an IPO and until the seventh anniversary thereof, the Initiating Holders may request in writing that all or part of the Registrable Securities shall be registered for trading on any securities exchange or under any market system as to which any of the Company’s Ordinary Shares are then admitted for trading. Any such demand must request the registration of shares in a reasonably estimated minimum amount of three million United States dollars ($3,000,000). Within twenty (20) days after receipt of any such request, the Company shall give written notice of such request to the other Holders and shall include in such registration all Registrable Securities held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. Thereupon, the Company shall effect the registration of all Registrable Securities as to which it has received requests for registration for trading on the securities exchange specified in the request for registration. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the amount of Registrable Securities proposed to be registered shall be reduced (pro rata to the Registrable Securities held by each Holder); provided, however, that in any event all Registrable Securities must be included in such registration prior to any other shares of the Company. The Company shall not register securities for sale for its own account in any registration requested pursuant to this Section 2.3 unless permitted to do so by the written consent of the Initiating Holders. The Company shall not be required to effect any registration under this Section 2.3:

2.3.1	Within a period of one hundred and eighty (180) days following the effective date of a previous registration.

2.3.2	For more than two (2) registrations under this Section 2.3.

2.3.3	If at the time of the request from the Initiating Holders the Company gives notice within thirty (30) days of such request that it is engaged in preparation of a registration statement for a firmly underwritten registered public offering (for which the registration statement will be filed within ninety (90) days) in which the Holder may include Registrable Securities pursuant to Section 2.2 above (subject to underwriting limitations provided under subsection 2.2).

2.3.4	If the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company or its shareholders for a registration under this Section 2.3 to be effected at such time, the Company shall have the right to defer such registration for a period of not more than one hundred and twenty (120) days after receipt of the request of the Initiating Holders under this Section 2.3, provided however that the Company shall not utilize this right more than once in any twelve (12) month period.

For purposes of this Section 2.3, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3 above, less than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4	Form F-3 Registration. Until seven (7) years following an IPO, in case the Company shall receive from any Holder or Holders a written request or requests that the Company effect a registration on Form F-3, and any related qualification or compliance, with respect to Registrable Securities where the aggregate net proceeds from the sale of such Registrable Securities equal to not less than one million United States dollars ($1,000,000), the Company will within twenty (20) days after receipt of any such request give written notice of the proposed registration, and any related qualification or compliance, to all other Holders, and shall include in such registration all Registrable Securities held by all such Holders who wish to participate in such registration and provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. Thereupon, the Company shall effect such registration and all such qualifications and compliances as may be reasonably so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.4:

2.4.1	If Form F-3 is not available for such offering by the Holders;

2.4.2	If the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company or its shareholders for such Form F-3 registration statement to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 2.4; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period;

2.4.3	If the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 2.4;

2.4.4	During the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company’s estimate of the date of filing such registration statement is made in good faith; or

2.4.5	In any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

2.5	Designation of Underwriter. (a) In the case of any registration effected pursuant to Section 2.3 or 2.4, the Holders that submitted the request for registration shall have the right to designate the managing underwriter(s) in any underwritten offering, subject to the Company’s approval, which shall not be unreasonably withheld; (b) In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter in any underwritten offering.

2.6	Expenses. All expenses, including the reasonable fees and expenses of one counsel for the Holders incurred in connection with any registration under Section 2 shall be borne by the Company; provided, however, that each of the Holders participating in such registration shall pay its pro rata portion of discounts or commissions payable to any underwriter.

2.7	Indemnities. In the event of any registered offering of Registrable Securities pursuant to this Section 2:

2.7.1	The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Holder, whose Registrable Securities are included in the registration, and any underwriter for such Holder, partner, officer or director, shareholder, legal consultant or accountants and each person, if any, who controls the Holder or such underwriter (in this Sections 2.7.1 and 2.7.2 the “Indemnitee”), from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the 1934 Act (as defined below), any federal or state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any federal or state securities law or the equivalent securities exchange law of another jurisdiction, in connection with the offering covered by such registration statement.

2.7.2	The Company will reimburse the Indemnitee promptly upon written demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable to any Indemnitee, underwriter or controlling person in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by such Indemnitee claiming for indemnification in writing specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 2.7 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnitee, and regardless of any sale in connection with such offering by a selling shareholder. Such indemnity shall survive the transfer of securities by a selling shareholder made in conformity with the provisions of this Agreement.

2.7.3	Each Holder participating in a registration hereunder will furnish to the Company in writing any information regarding such Holder and his or her intended method of distribution of Registrable Securities as the Company may reasonably request and will indemnify and hold harmless the Company, any underwriter for the Company, any other person participating in the distribution and each person, if any, who controls the Company, such underwriter, or such other person from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, but, in each case, only to the extent of such information relating to such Holder and provided in writing by such Holder, and each such Holder will reimburse the Company, any underwriter, any other person participating in the distribution and each such controlling person of the Company, any underwriter or other person, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement shall be individual and several by each Holder. The foregoing indemnity is also subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company, (ii) any underwriter and any person, if any, controlling the Company or the underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 2.7.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the net proceeds from the offering received by such Holder.

2.7.4	Promptly after receipt by an indemnified party pursuant to the provisions of Sections 2.7 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 2.7, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party reasonably believes that there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 2.7.1 or 2.7.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

2.7.5	If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses as more fully set forth in an underwriting agreement to be executed in connection with such registration. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. In no event shall the liability of a Holder exceed the net proceeds from the offering received by such Holder.

2.7.6	Notwithstanding the foregoing, to the extent that the provisions on indemnification contained in the underwriting agreements entered into among the selling Shareholders, the Company and the underwriters in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall be controlling as to the Registrable Securities or any other securities requested to be registered by any selling Shareholder in the public offering.

2.8	Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as possible:

2.8.1	Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its reasonable commercial efforts to cause such registration statement to become effective, and, upon the request of the holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to twelve (12) months or, if sooner, until the distribution contemplated in the Registration Statement has been completed.

2.8.2	Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement.

2.8.3	Furnish to the Holders participating in such registration such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

2.8.4	In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.8.5	Notify each holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event that comes to its knowledge, as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

2.8.6	Cause all Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

2.8.7	Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

2.8.8	Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 2, at such Holder’s expense, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 2, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

2.9	Assignment of Registration Rights. Without derogating from the provisions regarding transfer of shares set forth in the Company’s Articles, none of the rights, privileges, or obligations set forth in, arising under, or created by the provisions of this Section 2 may be assigned or transferred without the prior consent in writing of the Company, except that a Holder may assign its rights and obligations with regard to Registrable Securities that it is transferring, such that the transferred shares will continue to be Registrable Securities and the transferee will be a Holder. Such assignment will not affect the status of the transferor as a Holder with regard to the Registrable Securities that it retains. In the event of a transfer of Registrable Securities, the transferor shall, within twenty (20) days after such transfer, furnish the Company with written notice of the name and address of such transferee and the securities with respect to which such registration rights are being assigned, and the transferee’s written agreement to be bound by this Agreement.

2.10	Lock-Up. In any registration of the Company’s shares initiated by the Company that is not a demand registration or a Form F-3 registration (unless otherwise required by the Company’s underwriters), all Holders agree that any sales of Registrable Securities may be subject to a “lock-up” period restricting such sales for up to one hundred and eighty (180) days, and all Holders will agree to abide by such customary “lock-up” period of up to one hundred and eighty (180) days as is required by the underwriter in such registration, provided that such obligation shall only apply where the officers, directors of the Company and other shareholders who hold at least one percent (1%) of the issued and outstanding capital are similarly bound.

2.11	Public Information. At any time and from time to time after the earlier of the close of business on such date as (a) a registration statement filed by the Company under the Securities Act becomes effective, (b) the Company registers a class of securities under Section 12 of the United States Securities Exchange Act of 1934 (the “1934 Act”), as amended, or any federal statute or code which is a successor thereto, or (c) the Company issues an offering circular meeting the requirements of Regulation A under the Securities Act, the Company shall:

2.11.1	Undertake to make and keep publicly available and available to the Shareholders pursuant to Rule 144, such information as is necessary to enable the Shareholders to make sales of Registrable Securities pursuant to that Rule;

2.11.2	The Company shall comply with the current public information requirements of Rule 144 and shall furnish thereafter to any Shareholder, upon request, a written statement executed by the Company as to the steps it has taken to so comply.

2.12	Foreign Offerings. The provisions of this Section 2 shall apply, mutatis mutandis, to any registration of the securities of the Company outside of the United States.

2.13	Termination. The registration rights contained in this Section 2 will terminate seven (7) years following consummation of the Company’s IPO.

2.14	Information by Holder. The Holders included in any registration shall furnish to the Company such information regarding such Holders, the Registrable Securities held by them and the distribution proposed by such Holders as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 2.

3	United States Tax Requirements.

3.1	Entity Classification Representation. The Company shall take such commercially reasonably actions under its power and control including making an election to be treated as a corporation or refraining from making an election to be treated as a partnership, as may be reasonably required to ensure that at all times the company is treated as corporation for United States federal income tax purposes.

3.2	Miscellaneous Information Reporting Representation. In the event that a Holder’s interest in Company is determined by counsel or accountants for such Holder to be subject to the reporting requirements of either or both of Sections 6038 and 6038B of the US Internal Revenue Code, the Company agrees, upon a request from such Holder, to provide such information to such Holder as may be necessary to fulfill such Shareholder’s obligations thereunder.

4	Miscellaneous.

4.1	Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

4.2	Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv- Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

4.3	Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. Except as set forth in Section 2.9 above, none of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of the Company. Upon such transfer, the transferor shall, within twenty (20) days after such transfer, furnish the Company with written notice of the name and address of such transferee, the assigned rights, and the transferee’s written agreement to be bound by this Agreement.

4.4	Entire Agreement; Amendment, Waiver and Joinder. This Agreement and the Schedule hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Accordingly, subject to the execution of this Agreement by the requisite majority, the existing amended and restated Investors Rights Agreements by and between the Company and certain of the Company’s shareholders, as well as any other agreement with respect to registration rights are hereby terminated with no further force and effect, and is replaced in its entirety by this Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the holders of at least fifty percent (50%) of the Preferred Shares that are parties to this Agreement. Further: (i) persons who acquire Preferred Shares (as that term may be defined at the closing of such acquisition in the then current Articles) from the Company may be joined to this Agreement and, in such case, they will be Holders and the Preferred Shares acquired by them will be Registrable Securities and (ii) Preferred Shares (as that term may be defined at the closing of such acquisition in the then current Articles) acquired from the Company by persons who are already parties to this Agreement will be Registrable Securities and such persons will be Holders with regard to them. Any action effected in accordance with this paragraph shall be binding upon each party hereto and the Company. For the avoidance of doubt, adding additional entities and individuals under Schedule I hereof, subject and in accordance with the terms and provisions of that certain Series A Share Purchase Agreement by and between the Company and the Investors (as defined therein) entered into on even date herewith shall not constitute an amendment hereof.

4.5	Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered, electronic or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

If to the Shareholders: to the addresses set forth in Schedule 1

If to the Company:

Xjet Ltd.

4 Openhiemer St.

Ha’tamar Science Park, Rehovot

Israel 7670104

Attention: Chief Executive Officer

With a copy to:

Shibolet & Co.

4 Berkowitz Street Tel Aviv 6423806, Israel

Attn: Limor Peled, Adv.

Facsimile: (+972-3) 777-8333

Or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 4.5 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon transmission or, if transmitted on a non-business day, on the first business day following transmission (provided, however, that any notice of change of address shall only be valid upon receipt).

4.6	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

4.7	No Third Parties Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

4.8	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

4.9	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission, signature by electronic means (such as docusign or the like), or by electronic delivery (in .pdf format or the like) shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

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Schedule 1

SHAREHOLDERS

Name	Address
Lucion VC 1 Limited
Archina Xjet
CEL Catalyst Printing Limited
Dulson Investment Holdings Limited
Abraxilev Ltd.
Jean Marc Burnschwig
AR&V Investments Ltd.
Hillpride Partners LLP
Alumot
The Merchant Club UK Limited
Hanan Gothait
Michael Bijaoui
Raphael De Botton
Nathaniel Meyohas
MRHH Brothers Ltd.
Eastop Holdings Ltd.
Gemini Partners Investors IV LP
Solar Dynasty Holdings Limited
Faithlead International Limited
Good Energies Investments 2 (Luxemburg) S.A.R.L
Christopher Vargas
Jaim Nulman
Scatec Adventure SA
Landa Ventures Ltd.